Silver Triangle Building
25505 West Twelve Mile Road
Southfield, MI 48034-8339
(248) 353-2700
creditacceptance.com
NEWS RELEASE
FOR IMMEDIATE RELEASE
Date: July 20, 2010
Investor Relations: Douglas W. Busk
Senior Vice President and Treasurer
(248) 353-2700 Ext. 4432
IR@creditacceptance.com
NASDAQ Symbol: CACC
CREDIT ACCEPTANCE CORPORATION ANNOUNCES
PRELIMINARY RESULTS OF ITS TENDER OFFER
Southfield, Michigan – July 20, 2010 – Credit Acceptance Corporation (NASDAQ: CACC) (referred to as the “Company”, “we”, “our”, or “us”) announced the preliminary results of our tender offer, which expired at 5:00 p.m., New York City time, on July 19, 2010. We commenced the tender offer on June 18, 2010 to purchase up to 4,000,000 shares of our outstanding common stock at a price of $50.00 per share, net to the seller in cash, without interest. Georgeson, Inc. acted as information agent for the tender offer and Computershare Trust Company, N.A. acted as the depositary.
Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 20,954,390, which includes 15,439,266 shares tendered by Donald A. Foss, our Chairman of the Board and beneficial owner of approximately 62.9% of our outstanding shares, and 4,000,000 shares tendered by the trustee of certain grantor retained annuity trusts created by Mr. Foss. Of the total shares tendered, 16,422 were tendered pursuant to the guaranteed delivery procedure described in our Offer to Purchase. Tenders made pursuant to the guaranteed delivery procedure will be accepted upon receipt of the related stock certificates or confirmation of book entry transfer, along with any other required documentation within three business days after the notice of guaranteed delivery was delivered to the depositary. Based on the preliminary count, we expect to purchase 4,000,000 properly tendered shares at $50.00 per share, net to the seller in cash, without interest, for a total purchase price of $200.0 million. Because more than the maximum 4,000,000 shares were tendered, we will purchase only a prorated portion of the shares tendered by each tendering shareholder, other than odd lot shareholders, as described in our Offer to Purchase. Based on the preliminary count, we expect the proration factor to be approximately 18.9%.
The actual number of shares to be purchased and the proration factor are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and the proration factor will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.
Description of Credit Acceptance Corporation
Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.
Without our product, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our program is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.